UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

The OLB Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

67086U307
(CUSIP Number)

December 21, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [_]  Rule 13d-1(b)

 [X]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	67086U307

1	Names of Reporting Persons
Chainview Capital, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [X]
3	Sec Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
236,288
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
236,288
9	Aggregate Amount Beneficially Owned by Each Reporting Person
236, 288 See Item 4(a)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
2.19%* See Item 4(b)
12	Type of Reporting Person (See Instructions)
IA

* Based on 10,772,393 shares of Common Stock of the Issuer that were outstanding as of December 28, 2021.

SCHEDULE 13G

CUSIP No.	67086U307

1	Names of Reporting Persons
Chainview Capital Mining SPV I GP, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [X]
3	Sec Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
380,128
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
380,128
9	Aggregate Amount Beneficially Owned by Each Reporting Person
380,128 See Item 4(a)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
3.53%* See Item 4(b)
12	Type of Reporting Person (See Instructions)
IA

* Based on 10,772,393 shares of Common Stock of the Issuer that were outstanding as of December 28, 2021.

SCHEDULE 13G

CUSIP No.	67086U307

1	Names of Reporting Persons
Daniel Slavin
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [X]
3	Sec Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
7,708
	6	Shared Voting Power
616,416
	7	Sole Dispositive Power
7,708
	8	Shared Dispositive Power
616,416
9	Aggregate Amount Beneficially Owned by Each Reporting Person
624,124 See Item 4(a)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.79%* See Item 4(b)
12	Type of Reporting Person (See Instructions)
IN

* Based on 10,772,393 shares of Common Stock of the Issuer that were outstanding as of December 28, 2021.

Item 1.

(a) Name of Issuer:

The OLB Group, Inc.

(b) Address of Issuer's Principal Executive Offices:

200 Park Avenue, Suite 1700, New York, NY 10166.

Item 2.

(a) Name of Person Filing:

Chainview Capital, LLC

Chainview Capital Mining SPV I GP, LLC

Daniel Slavin

(b) Address of Principal Business Office or, if None, Residence:

Chainview Capital, LLC

867 Boylston St., 5th floor, Boston MA 02116

Chainview Capital Mining SPV I GP, LLC

c/o Chainview Capital, LLC, 867 Boylston St., 5th floor, Boston MA 02116

Daniel Slavin
c/o Chainview Capital, LLC, 867 Boylston St., 5th floor, Boston MA 02116

(c) Citizenship:

Chainview Capital, LLC - Delaware

Chainview Capital Mining SPV I GP, LLC - Delaware

Daniel Slavin - U.S.A.

(d) Title and Class of Securities: Common Stock, par value $0.0001 per share

(e) CUSIP No.: 67086U307

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act;

(b) [_] Bank as defined in Section 3(a)(6) of the Act;

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

(a) Amount Beneficially Owned:    624,124

Chainview Capital, LLC - 236,288

Chainview Capital Mining SPV I GP, LLC - 380,128

Daniel Slavin - 624,124

(b) Percent of Class:  5.79%

Chainview Capital, LLC - 2.19%

Chainview Capital Mining SPV I GP, LLC - 3.53%

Daniel Slavin - 5.79%

(c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote:

Daniel Slavin - 7,708

 (ii) Shared power to vote or to direct the vote:

Daniel Slavin - 616,416

Chainview Capital, LLC - 236,288

Chainview Capital Mining SPV I GP, LLC - 380,128

(iii) Sole power to dispose or to direct the disposition of:

Daniel Slavin - 7,708

(iv) Shared power to dispose or to direct the disposition of:

Daniel Slavin - 616,416

Chainview Capital, LLC - 236,288

Chainview Capital Mining SPV I GP, LLC - 380,128

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.  N/A

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

 See Exhibit B.

Item 8. Identification and classification of members of the group.

See Exhibit B.

Item 9. Notice of Dissolution of Group. N/A

Item 10. Certifications.

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 2021

CHAINVIEW CAPITAL, LLC

By:	/s/ Daniel Slavin,
Managing Partner

CHAINVIEW CAPITAL MINING SPV I GP, LLC

By:	/s/ Daniel Slavin,
Managing Member

DANIEL SLAVIN

By:	/s/ Daniel Slavin
Daniel Slavin

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit B

Chainview Capital, LLC and Chainview Capital Mining SPV I GP, LLC are the relevant entities for which Daniel Slavin is a control person and are members of a group.